May 15, 2007

Jeff Finkelstein
Chief Financial Officer
SmarTire Systems Inc.
150-13151 Vanier Place
Richmond, British Columbia V6V 2J1

> **Re: SmarTire Systems Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed April 24, 2007**
> **File No. 333-139887**

Dear Mr. Finkelstein:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   Please revise the fee table to reflect your response to prior comment 1 regarding the reduced number of shares registered for resale. Ensure that the fee table is reconcilable to the information in your table of selling security holders.

Exhibit 5.0

2.   Investors must be entitled to rely on the opinion that you file as an exhibit. Please have counsel revise the last paragraph of both exhibit A and exhibit B which imply the contrary.

3.   The opinions you file should base their conclusions on all necessary inquiries of fact and law. Currently both exhibit A and B appear to limit their conclusions based on a limited inquiry. Please revise.

4.   Counsel should not assume conclusions of law that are a necessary requirement of the ultimate opinion. We note for example, the assumptions regarding due execution and delivery in exhibit A.

5.   Please tell us why the "Qualifications" in exhibit A are necessary and appropriate for the opinion required by Regulation S-B Item 601(b)(5).

6.   Please file revised opinions at the time you plan to request effectiveness of the registration statement. We note the last sentence of the last paragraph of both exhibits A and B. We also note that exhibit A is dated in October 2006.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc (via fax): Thomas P. Gallagher, Esq.